Exhibit 99.1

Quhuo Reports Financial Results for the Second Half and Full Year 2024

BEIJING, China, April 29 2025 (PRNewswire) - Quhuo Limited (Nasdaq: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and full year ended December 31, 2024.

Financial and Operational Highlights for the Second Half of 2024

•	Net income was RMB48.1 million (US$6.6 million), representing a year-over-year increase of 311.1% from RMB11.7 million.

•	Adjusted EBITDA was RMB43.8 million (US$6.0 million), representing a year-over-year increase of 81.7% from RMB24.1 million.

•	General and administrative expenses were RMB77.8 million (US$10.7 million), representing a decrease of 24.2% from RMB102.7 million in the second half of 2023.

•	Gross profit of vehicle export solutions was RMB2.9 million (US$0.4 million), representing a year-over-year increase of 11.5% from RMB2.6 million.

•	Gross profit margin of mobility solution services was 4.6%, compared with 2.1% in the second half of 2023.

•	Gross profit margin of housekeeping services and others was 46.9%, compared with 39.2% in the second half of 2023.

Financial and Operational Highlights for Full Year 2024

•	General and administrative expenses were RMB148.6 million (US$20.4 million), representing a decrease of 19.4% from RMB184.3 million in 2023.

•	Gross profit margin of vehicle export solutions was 5.1%, compared with 1.7% in 2023.

•	Gross profit margin of housekeeping services and others was 36.4%, compared with 26.4% in 2023.

Mr. Leslie Yu, Quhuo’s Chairman and Chief Executive Officer, said, “2024 is a pivotal year for Quhuo, marking a key turning point in the progress of our strategic elevation. We are pleased to conclude that, thanks to our focus on deepening high-quality business development and driving a structural improvement in profitability, we have successfully enhanced gross profit margin across multiple business sectors. We have continuously worked on improving operational efficiency, leading to a reduction in various expenses.

Our cross-border vehicle export business became a key growth engine in 2024. Our "technology + resources" model has proven effective in regions such as the Middle East, Eastern Europe and Western Asia, where we’ve empowered local dealers and built a "vehicle procurement - local operations" ecosystem, as demonstrated in Azerbaijan. We believe this global collaboration will reduce supply chain friction and position us for international expansion, with plans underway to replicate the model in additional markets.

In our on-demand food delivery business, we entered into a strategic cooperation agreement with NIU World, a large-scale food group in China, leveraging our nationwide delivery network built over more than a decade. This partnership enables us to provide beef product distribution services- an important milestone in our continued transformation from a fulfillment service provider to a supply chain enabler. Looking ahead, we see strong potential to expand this model into other food sectors requiring high standards for ingredient preservation, offering flexible, efficient and scalable supply chain services to more businesses in the future.

In the future, we will continue optimizing operations, empowering our partners, and seizing market opportunities to deliver sustainable returns for shareholders while creating lasting value for society.”

Unaudited Financial Results of the Second Half of 2024

Total revenues were RMB1,426.9 million (US$195.5 million), compared with total revenues of RMB1,966.1 million in the second half of 2023, representing a decrease of 27.4%.

•	Revenues from on-demand food delivery solutions were RMB1,329.4 million (US$182.1 million), compared with RMB1,763.2 million in the second half of 2023, representing a decrease of 24.6%. The decrease was primarily because we optimized our business by disposing of several underperforming service stations, which led to a decrease in revenue scale.

•	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing, vehicle export solutions and freight service solutions, were RMB74.7 million (US$10.2 million), compared with RMB175.3 million in the second half of 2023, representing a decrease of 57.4%. The decrease was primarily due to a decrease in units of vehicles sold in our vehicle export solution business.

•	Revenues from housekeeping and accommodation solutions and other services were RMB22.9 million (US$3.1 million), compared with RMB27.5 million in the second half of 2023, primarily due to the decrease in housekeeping services for hotels as a result of our shift of focus to other businesses.

Cost of revenues was RMB1,378.0 million (US$188.8 million), representing a year-over-year decrease of 26.2%, primarily in line with the decrease in our total revenues.

General and administrative expenses were RMB77.8 million (US$10.7 million), representing a significant decrease of 24.2% from RMB102.7 million in the second half of 2023. The decrease was primarily driven by (1) a decline in professional service fees from RMB44.5 million in the second half of 2023 to RMB22.6 million (US$3.1 million) in the second half of 2024, and (2) a reduction in welfare and business development expenses and office expenses from RMB21.4 million in the second half of 2023 to RMB16.1 million (US$2.2 million) in the second half of 2024. These savings were largely the result of our effective expense control through engagement of more cost-effective service providers, elimination of unnecessary costs and optimization of employee roles and responsibilities.

Research and development expenses remained relatively stable at RMB5.8 million (US$0.8 million) in the second half of 2024 and RMB5.7 million in the second half of 2023.

We recorded gain on disposal of assets, net, of RMB13.4 million and RMB68.2 million (US$9.3 million) in the second half of 2023 and 2024, respectively, primarily due to the transfer of certain long-term assets to third parties.

Our interest expenses were RMB1.8 million (US$0.2 million), representing a significant decrease of 30.8% from RMB2.6 million in the second half of 2023, primarily due to the decrease in in average interest rates relating to our short-term bank borrowings.

Our other income, net, was RMB0.4 million (US$0.1 million) in the second half of 2024 and RMB10.7 million in the second half of 2023 primarily due to the disposal of investment in a mutual fund.

Income tax benefit was RMB15.7 million (US$2.2 million), as compared to income tax expense of RMB1.5 million in the second half of 2023, primarily due to the reversal of unrecognized tax benefit recognized previous years that have passed the retroactive period.

Net income attributable to Quhuo Limited was RMB48.1 million (US$6.6 million), compared with net income attributable to Quhuo Limited of RMB11.7 million in the second half of 2023.

Adjusted EBITDA was RMB43.8 million (US$6.0 million), compared with adjusted EBITDA of RMB24.1 million in the second half of 2023. (1)

Adjusted net income was RMB48.1 million (US$6.6 million), compared to the adjusted net income of RMB7.4 million in the second half of 2023. (1)

Unaudited Financial Results of Full Year 2024

Total revenues were RMB3,046.9 million (US$417.4 million), a decrease of 17.7%, compared with total revenues of RMB3,702.4 million in 2023.

•	Revenues from on-demand food delivery solutions were RMB2,828.5 million (US$387.5 million), compared with RMB3,412.8 million in 2023, representing a decrease of 17.1%. The decrease was primarily due to optimization of our business by disposing of several underperforming service stations, which led to a decrease in revenue scale.

•	Revenues from mobility service solutions were RMB175.1 million (US$24.0 million), compared with RMB233.8 million in 2023, representing a decrease of 25.1%. The decrease was primarily due to the reduction in vehicles sold in our vehicle export solution business.

•	Revenues from housekeeping and accommodation solutions and other services were RMB43.2 million (US$5.9 million), compared with RMB55.7 million in 2023, primarily due to the decrease of housekeeping services for hotels as a result of our shift of focus to other businesses.

Cost of revenues was RMB2,973.2 million (US$407.3 million), representing a year-over-year decrease of 15.9%, generally in line with the decrease in our total revenues.

General and administrative expenses were RMB148.6 million (US$20.4 million) in 2024, representing a decrease of 19.4% from RMB184.3 million in 2023. This reduction was due to (1) a decrease in professional service fees from RMB66.7 million in 2023 to RMB37.2 million (US$5.1 million) in 2024, and (2) a decrease in welfare and business development expenses and office expenses from RMB38.6 million in 2023 to RMB28.4 million (US$3.9 million) in 2024. These savings reflect our expense control measures, including more cost-effective service providers, eliminating unnecessary costs, and optimizing employee roles and responsibilities.

Research and development expenses were RMB10.7 million (US$1.5 million) in 2024, representing a decrease of 13.7% from RMB12.4 million in 2023, primarily due to a lower average compensation level for our research and development personnel resulting from the restructuring of our R&D team.

We recorded gain on disposal of assets, net, of RMB22.3 million and RMB75.2 million (US$10.3 million) in 2023 and 2024, respectively, primarily due to the transfer of certain long-term assets to third parties.

Our interest expenses were RMB4.1 million (US$0.6 million), representing a decrease of 16.3% from RMB4.9 million in 2023, primarily due to the reduction in average interest rates relating to our short-term bank borrowings.

Other expense, net, was RMB2.6 million (US$0.4 million) in 2024, as compared to other income, net, of RMB16.7 million in 2023, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax benefit was RMB18.3 million (US$2.5 million) in 2024, as compared to RMB0.9 million in 2023, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period.

Net income attributable to Quhuo Limited was RMB1.6 million (US$0.2 million) in 2024, as compared to RMB6.0 million in 2023.

Adjusted EBITDA was RMB9.1 million (US$1.2 million) in 2024, as compared to adjusted EBITDA of RMB35.2 million in 2023.(1)

Adjusted net income was RMB1.6 million (US$0.2 million) in 2024, as compared to RMB5.5 million in 2023. (1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of RMB65.1 million (US$8.9 million) and short-term debt of RMB112.8 million (US$15.5 million).

CONFERENCE CALL

Quhuo will hold a conference call on Tuesday, April 29, 2025 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Dial-in details for the earnings conference call are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Hong Kong Toll Free:	800-905945
Hong Kong-Local Toll:	852-301-84992
Mainland China Toll Free:	4001-201203
Conference ID:	QUHUO

Please dial in ten minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 6, 2025:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	8059541

Additionally, a live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.quhuo.cn/.

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net income/loss represents net income/loss before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/loss before income tax benefit/expense, amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net income/loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth below.

	Unaudited Reconciliations of GAAP and Non-GAAP Results
	For the Six Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	(RMB'000)	(RMB'000)	(US$'000)	(RMB'000)	(RMB'000)	(US$'000)
Net income	11,698	48,127	6,593	6,008	1,612	221
Add: Share-based Compensation	(4,348)	-	-	(495)	-	-

Adjusted net income	7,350	48,127	6,593	5,513	1,612	221

Add: Income tax expense/(benefit)	1,468	(15,721)	(2,154)	(927)	(18,343)	(2,513)
Depreciation	2,389	1,832	251	5,316	4,508	618
Amortization	10,302	7,807	1,070	20,430	17,192	2,355
Interest	2,559	1,804	247	4,882	4,105	562

Adjusted EBITDA	24,068	43,849	6,007	35,214	9,074	1,243

EXCHANGE RATE INFORMATION

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash and cash equivalents	45,185	63,202	8,659
Restricted cash	1,271	1,916	262
Short-term investments	68,378	-	-
Accounts receivable, net	475,992	295,713	40,513
Prepayments and other current assets	108,354	112,044	15,348
Amounts due from a related party	253	-	-
Total current assets	699,433	472,875	64,782

Property and equipment, net	14,635	8,847	1,212
Right-of-use assets, net	6,217	4,647	637
Intangible assets, net	82,818	57,985	7,944
Goodwill	65,481	65,481	8,971
Deferred tax assets	21,968	31,548	4,322
Other non-current assets	141,384	225,643	30,913
Total non-current assets	332,503	394,151	53,999

Total assets	1,031,936	867,026	118,781

liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payable	254,099	145,777	19,971
Accrued expenses and other current liabilities	108,132	74,269	10,175
Short-term debt	92,653	112,848	15,460
Short-term lease liabilities	3,906	2,818	386
Amounts due to a related party	-	1,350	185
Total current liabilities	458,790	337,062	46,177

Long-term debt	7,533	4,706	645
Long-term lease liabilities	1,434	1,635	224
Deferred tax liabilities	4,689	599	82
Other non-current liabilities	54,212	62,408	8,550
Total non-current liabilities	67,868	69,348	9,501
		-
Total liabilities	526,658	406,410	55,678

QUHUO LIMITED

 UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	43	615	84
Additional paid-in capital	1,885,142	1,839,482	252,008
Accumulated deficit	(1,376,530)	(1,373,825)	(188,214)
Accumulated other comprehensive loss	(2,466)	(1,550)	(212)
Total Quhuo Limited shareholders’ equity	506,189	464,722	63,666
Non-controlling interests	(911)	(4,106)	(563)
Total shareholders’ equity	505,278	460,616	63,103

Total liabilities and shareholders’ equity	1,031,936	867,026	118,781

QUHUO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	1,966,070	1,426,933	195,489	3,702,387	3,046,871	417,420
Cost of revenues	(1,866,263)	(1,377,966)	(188,781)	(3,535,778)	(2,973,158)	(407,321)
General and administrative	(102,725)	(77,759)	(10,653)	(184,336)	(148,627)	(20,362)
Research and development	(5,733)	(5,751)	(788)	(12,378)	(10,690)	(1,465)
Gain on disposal of intangible assets	13,401	68,198	9,343	22,317	75,220	10,305
Operating income/(loss)	4,750	33,655	4,610	(7,788)	(10,384)	(1,423)

Interest income	305	127	17	1,047	385	53
Interest expense	(2,559)	(1,804)	(247)	(4,882)	(4,105)	(562)
Other income/(expense), net	10,670	428	59	16,704	(2,627)	(360)
Income/(loss) before income tax	13,166	32,406	4,439	5,081	(16,731)	(2,292)
Income tax (expense)/benefit	(1,468)	15,721	2,154	927	18,343	2,513
Net income	11,698	48,127	6,593	6,008	1,612	221

Net loss/(income) attributable to non-controlling interests	1,284	7,113	974	(2,674)	1,093	150
Net income attributable to ordinary shareholders of the Quhuo limited	12,982	55,240	7,567	3,334	2,705	371

Non-GAAP Financial Data
Adjusted net income	7,350	48,127	6,593	5,513	1,612	221
Adjusted EBITDA	24,068	43,849	6,007	35,214	9,074	1,243

Earnings per share for class A and class B ordinary shares
Basic	0.23	0.07	0.01	0.06	0.01	0.00
Diluted	0.23	0.07	0.01	0.06	0.01	0.00

Shares used in earnings per share computation:
Basic	55,855,737	737,267,651	737,267,651	55,534,919	416,025,918	416,025,918
Diluted	55,855,737	737,267,651	737,267,651	55,534,919	416,025,918	416,025,918